Corsair Gaming, Inc.

115 N. McCarthy Boulevard

Milpitas, California 95035

August 13, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Corsair Gaming, Inc.
Registration Statement on Form S-3
(File No. 333-289391)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Corsair Gaming, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 initially filed on August 7, 2025 (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on August 15, 2025, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Freshfields US LLP, by calling Phillip Stoup at (415) 400-2199.

Very truly yours,

Corsair Gaming, Inc.

By:	/s/ Michael G. Potter
Name:	Michael G. Potter
Title:	Chief Financial Officer

cc:

Carina Tan, Corsair Gaming, Inc.

Phillip S. Stoup, Freshfields US LLP

Shira Oyserman, Freshfields US LLP